SELECTED CONSOLIDATED FINANCIAL DATA(1)
Credit Suisse (USA), Inc. and Subsidiaries
	As of and for the
	Year Ended December 31,
	2006	2005	2004	2003	2002
		(In millions)
Consolidated Statements of Operations Data:
Revenues:
Total net revenues	$ 10,514	$ 6,871	$ 6,271	$ 4,997	$ 4,963
Expenses:
Employee compensation and benefits	4,352	3,916	3,465	2,740	2,997
Other expenses	1,131	2,077	1,180	1,688	2,447
Total expenses	5,483	5,993	4,645	4,428	5,444
Income (loss) before provision (benefit) for income taxes, minority interests, discontinued operations and cumulative effect of a change in accounting principle(2)	5,031	878	1,626	569	(481)
Provision (benefit) for income taxes	804	61	397	244	(135)
Minority interests	2,629	696	442	—	—
Income (loss) before discontinued operations and cumulative effect of a change in accounting principle(2)	1,598	121	787	325	(346)
Net income (loss)	$ 1,598	$ 127	$ 787	$ 1,192	$ (257)
Consolidated Statements of Financial Condition Data:
Total assets	$ 59,477	$ 297,754	$ 275,813	$ 241,566	$ 236,455
Long-term borrowings	43,518	33,926	28,941	24,321	23,094
Total stockholder’s equity	$ 14,384	$ 12,011	$ 11,064	$ 9,641	$ 8,089

(1)	Our results do not reflect the overall performance of Credit Suisse Group or its Investment Banking, Asset Management or Private Banking segments.

(2)
On May 1, 2003, we sold Pershing to The Bank of New York Company, Inc. and recorded a pre-tax gain of approximately $1.3 billion and an after-tax gain of $852 million. The gain on the sale of Pershing in 2003, as well as the operating results of Pershing for the years ended December 31, 2003 and 2002 are included in discontinued operations.